SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated April 28, 2023, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires -  Argentina, April 28, 2023 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), transcribes below a summary of what was resolved in the Ordinary and Extraordinary General Shareholders' Meeting held on April 27, 2023

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.

The meeting approved by majority of votes the appointment of the representatives of shareholders ANSES FGS and CRESUD SACIF Y A (CRESUD) to approve and sign the minutes of the Shareholders’ Meeting together with the Chairmanship.

ITEM TWO: CONSIDERATION OF CAPITAL STOCK INCREASE FROM THE SUM OF ARS 811,122,208 TO THE SUM OF ARS 7,363,527,208 THROUGH THE PARTIAL CAPITALIZATION OF THE ISSUE PREMIUM ACCOUNT AND THE RESULTING ISSUANCE OF 6,552,405,000 FULLY PAID-IN SHARES TO BE ALLOCATED TO THE HOLDERS OF OUTSTANDING SHARES AS OF THE SETTLEMENT DATE, RATABLY ACCORDING TO THEIR EQUITY INTERESTS.

The meeting approved by majority of votes: (1) To increase the capital stock in the amount of ARS 6,552,405,000, modifying the capital stock from the amount of ARS 811,122,208 to the amount of ARS 7,363,527,208 through the partial capitalization of the Issue Premium account for the sum of 6,552,405,000, consequently issuing the amount of ARS 6,552,405,000 (six thousand five hundred fifty-two million four hundred five thousand) common, book-entry shares, with a par value of $1 (one peso) and with the right to one vote per share, representing 88.98% of the capital after capitalization. Said shares will be issued in favor of the shareholders in proportion to their holdings at the time of issuance and liquidation and will grant them the same economic and political rights that they possess with respect to the shares currently in circulation as of their issuance and in accordance with the provisions of section 97 of the BYMA Listing Regulations, fractions smaller than one share must be settled in cash. The amount to be capitalized comes from the financial statements approved and published with the closing date of June 30, 2022; and (2) to delegate to the Board of Directors the broadest powers for the processing and implementation of the capital increase by issuance of shares and the setting of the remaining issuance conditions not established by this Shareholders’ Meeting, including without limitation, the determination of the period and timing of the issuance of the new shares and to negotiate, agree, modify, subscribe and/or issue all the documentation that is convenient or necessary for the issuance of the new shares and/or the liquidation of fractions of shares, as well as the taking of any related actions in order to carry out the resolutions adopted at this Shareholders’ Meeeting and to make the modifications that the control bodies may suggest and sub-delegate the powers delegated by this Shareholders’ Meeting to the persons designated by the Board of Directors for that purpose for (i) Carrying out all the necessary procedures, with the broadest powers, in order to obtain the authorizations for public offering and the listing and/or negotiation of the new shares that are issued on stock exchanges and/or public stock markets or authorized private companies in the country and/or abroad, all before the Argentine Securities Commission (“CNV”), the Securities and Exchange Commission of the United States (“SEC”) and/or other similar organizations in the country or abroad, as well as granting authorization for the registration of the increase of respective social capital before the Public Registry; (ii) in the event that it is necessary to extend and/or to adapt and/or to amend the American Depositary Receipts program in force to date between the Company and the Bank of New York as depositary, representatives of American Depositary Shares iii) in the event of corresponding, as a result of the issuance of the new shares, to modify the conditions (conversion ratio and/or exercise price) of the outstanding warrants in accordance with the provisions of the contract for the Company's warrants issued in the capital increase by subscription of shares that took place in the 2021.

ITEM THREE: CONSIDERATION OF AMENDMENT TO SECTION SEVEN OF THE BYLAWS DUE TO THE CHANGE IN THE PAR VALUE OF THE SHARES FROM THE SUM OF $1 (ONE PESO) TO THE SUM OF $10 (TEN PESOS).

It was approved by majority of votes to amend section seven of the bylaws, the text transcribed below: "SECTION SEVEN: SHARES: A) The shares of the Company are ordinary, book-entry, with a nominal value of ten pesos ($ 10.-) each and entitled to one (1) vote per share. B) The Company may issue preferred shares with or without voting rights, which will be book-entry. The preferred shares will be entitled to a preferential payment dividend of a cumulative nature or not, in accordance with the conditions of their issuance. An additional participation in net and realized profits can also be set”.

ITEM FOUR: CONSIDERATION OF DISTRIBUTION OF A CASH DIVIDEND FOR UP TO $ 21,900,000,000 (TWENTY ONE BILLION NINE HUNDRED MILLION PESOS), CHARGED TO THE OPTIONAL RESERVE SET UP BY RESOLUTION OF THE SHAREHOLDERS’ MEETING DATED OCTOBER 28, 2022, ON THE INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2022.

It was approved by majority of votes (1) to release the Optional Reserve in the meeting held on October 28, 2022 on the results corresponding to the fiscal year ended on June 30, 2022, and to pay a dividend to the shareholders in proportion to their holdings that, adjusted for inflation in accordance with CNV Resolution No. 777/2018, result in up to the sum of ARS 21,900,000,000 (Twenty-one Thousand Nine Hundred Million Pesos), to be paid in cash; and (2) to delegate to the Board of Directors the implementation of the payment of dividends to the shareholders, as well as the processing and implementation of the payment of said dividend to GDS holders.

ITEM FIVE: AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE SUPERINTENDENCY OF CORPORATIONS.

The meeting approved by majority of votes to authorize attorneys-at-law María Laura Barbosa, Lucila Huidobro, Pilar Isaurralde, Carla Landi, Julia Lopez Radits and Dr. Gastón Di Iorio and Ms. Andrea Muñoz, so that, acting individually and separately, they proceed to carry out each and every one of the procedures aimed to carry out the necessary registrations of the preceding assembly resolutions before the National Securities Commission, BYMA, General Inspection ofJustice, and any other National, Provincial or Municipal Organism that corresponds, signing documents, accepting and implementing modifications, receiving notifications, answering views, presenting and breaking down documentation, signing edicts and everything necessary for that purpose.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
April 28, 2023		Responsible for the Relationship with the Markets